18006532

SECURITI

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2017 (MM/DD/YY) AND ENDING 01/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rance King Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. Broadway
(No. and Street)

Long Beach	CA	90803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rance King, Jr. (562) 240-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 3 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, William Rance King, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rance King Securities Corporation, as of January 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

See attached CA acknowledgment

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On March 29, 2018 before me, Tanja M. Pierce,
Date *Here Insert Name and Title of the Officer*

personally appeared William R. King Jr
Name(s) of Signer(s)

______________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

TANJA M. PIERCE
Notary Public - California
Los Angeles County
Commission # 2157737
My Comm. Expires Jul 21, 2020

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ Document Date: ______________
Number of Pages: ______ Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Rance King Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rance King Securities Corporation (the Company) as of January 31, 2018, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Northridge, California
March 27, 2018

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2018

ASSETS

Current assets:	
Cash in bank	$ 404,719
Due from related parties	615,466
Prepaid taxes	2,800
Total current assets	1,022,985
Total assets	$ 1,022,985

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accrued expenses	$ 727,860
Total liabilities	727,860
Stockholder's equity:	
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	256,214
Total stockholder's equity	295,125
Total liabilities and stockholder's equity	$ 1,022,985

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

FOR THE YEAR ENDED JANUARY 31, 2018

Revenues:		
Marketing and due diligence income - related party		$ 1,198,403
Commissions income - related party		2,384,806
Total revenues		3,583,209
Expenses:		
Commissions	$ 2,637,788	
Salaries	508,015	
Marketing and due diligence	224,743	
Conferences and seminars	47,290	
Professional fees	46,013	
Occupancy	25,997	
Postage and delivery	14,506	
Licenses, fees and regulatory assessments	14,512	
Dues and subscriptions	8,500	
Office expense	5,078	
Travel and transportation/other	48,396	
Total expenses		3,580,838
Operating Income		2,371
Other Income:		
Interest income		2,157
Income before income taxes		4,528
Income taxes		1,900
Net income		$ 2,628

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JANUARY 31, 2018

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance, beginning of year	$ 10,000	$ 28,911	$ 253,586	$ 292,497
Net income	-	-	2,628	2,628
Balance, end of year	$ 10,000	$ 28,911	$ 256,214	$ 295,125

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31, 2018

Cash flows from operating activities:	
Net income	$ 2,628
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in:	
Due from related party	(582,266)
Accrued expenses	351,860
Prepaid taxes	(2,800)
Net cash flows provided by operating activities	(230,578)
Cash flows from investing activities	-
Cash flows from financing activities:	-
Net decrease in cash	(230,578)
Cash, beginning of year	635,297
Cash, end of year	$ 404,719

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2018

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2018.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of January 31, 2018, the Company had cash deposits in one financial institution amounting to $404,719, which exceeded federally insured limits by $154,719. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Revenue is recognized when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured and services performed. The Company recognizes revenue pursuant to the Managing Dealer Agreement with its related party when commission income is earned from sale of Shares and Tenant in Common Interests. Please refer to Note 3 for related party transactions.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Current income taxes result from reporting of Federal income tax and California franchise tax for financial and tax purposes.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 1,100	$ 800	$ 1,900
Deferred	-	-	-
	$ 1,100	$ 800	$ 1,900

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2018.

The Company files income tax returns in the U.S. federal jurisdiction and the State of California. The Company's income tax returns for the tax years ending 2014 and forward remain open for examination by federal, and 2013 and forward remain open for examination by State of California.

(3) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. ("RKP"), an affiliate of the Company and the only sponsor of the offerings. The Company agreed to lease and/or utilize certain facilities, equipment, personnel, and third party services from RKP. On October 1, 2015, the agreement was amended and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one-year periods. During the term, the Company is legally obligated to RKP for certain costs based on the Company's pro rata share of these costs, which include rental of facility, utilities, office expenses, accounting and tax services, and personnel, which totaled $257,678 for the year ended January 31, 2018.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS, CONTINUED

JANUARY 31, 2018

(3) RELATED PARTY TRANSACTIONS, continued

On May 15, 2011, June 1, 2013 and March 1, 2016, the Company entered into Managing Dealer Agreements (the "MDA") with RK Opportunity Fund II LLC ("RKOF II"), RK Opportunity Fund III LLC ("RKOF III") and RK Opportunity Fund IV LLC ("RKOF IV") respectively. These LLCs are related to 100% owner of the Company and is also a managing member of these LLCs. The terms of the MDA appoints the Company as the LLCs' exclusive managing placement agent for the purpose of the placement of all Shares and Tenant in Common Interests. Under the MDAs with RKOF II and RKOF III, the Company will receive sales commission equal to 7% of the proceeds released to the LLCs, a marketing management or placement fee equal to 2%, a non-accountable due diligence allowance of 0.5% of the proceeds, and a non-accountable marketing allowance of 0.5% of the proceeds. Starting with the MDA of RKOF IV, the Company will receive sales commission equal to 6% of the proceeds released to the LLCs, a marketing management or placement fee equal to 2%, a non-accountable due diligence allowance of 0.5% of the proceeds, and a non-accountable marketing allowance of 0.5% of the proceeds. The Company earned commissions totaling $111,600 from the sale of interests of certain limited liability companies (LLCs) for the year ended January 31, 2018.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2018, the net capital ratio was 2.47 and the net capital was $295,125 which exceeded the required minimum capital by $246,599.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was March 27, 2018. No transactions or events were found that were material enough to require recognition in the financial statements.

(6) RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $220,000 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 294,124
Adjustments:		
Retained earnings	$ (1,533)	
Non-allowable assets	(218,467)	
		(220,000)
Net capital per audited statements		$ 74,124

RANCE KING SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2018

Total stockholder's equity		$ 295,125
Less: non-allowable assets		
Receivable, in excess of payable	$ (218,201)	
Prepaid taxes	(2,800)	
Total non-allowable assets		(221,001)
Net capital		74,124

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 48,526
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 48,526
Excess net capital	$ 25,598

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 25,598
Ratio of aggregate indebtedness to net capital	9.82 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There was a difference of $220,000 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated January 31, 2018 (See Note 6).

See Report of Independent Registered Public Accounting Firm

RANCE KING SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2018

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

See Report of Independent Registered Public Accounting Firm

RANCE KING SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2018

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Rance King Securities Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended January 31, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Rance King Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Rance King Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Rance King Securities Corporation stated that Rance King Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Rance King Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rance King Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

RANCE KING SECURITIES CORPORATION
EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

JANUARY 31, 2018

Rance King Securities Corporation operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"

During the year ended January 31, 2018, the Company met the provisions of this exemption without exception.

William Rance King, Jr.
President

March 27, 2018
Date

Rance King Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Rance King Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rance King Securities Corporation and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rance King Securities Corporation (the "Company") for the year ended January 31, 2018, solely to assist you and SIPC in evaluating Rance King Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended January 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 27, 2018

Rance King Securities Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2018

		Amount
Total assessment	$	-
SIPC-6 general assessment		
Payment made on August 14, 2017		(159)
SIPC-7 general assessment		-
Total assessment balance		
(overpayment carried forward)	$	(159)

Rance King Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Rance King Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rance King Securities Corporation and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rance King Securities Corporation (the "Company") for the year ended January 31, 2018, solely to assist you and SIPC in evaluating Rance King Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended January 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Rance King Securities Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2018

	Amount
Total assessment	$ -
SIPC-6 general assessment	
Payment made on August 14, 2017	(159)
SIPC-7 general assessment	-
Total assessment balance	
(overpayment carried forward)	$ (159)

AS AMENDED

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 01/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-31539 FINRA JAN 10/24/1984
RANCE KING SECURITIES CORPORATION
3737 E BROADWAY
LONG BEACH, CA 90803-6104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WOON-SOO KIM (562) 240-1000

2. A. General Assessment (item 2e from page 2) $ NONE

B. Less payment made with SIPC-6 filed **(exclude interest)** (159)
08/14/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <159>

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <159>

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $

H. Overpayment carried forward $(159)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RANCE KING SECURITIES CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 30 day of MARCH, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AS AMENDED

Amounts for the fiscal period
beginning 02/01/2017
and ending 01/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,585,366
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	NONE
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,085,433
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	198,439
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SEE REG D - UNREGISTERED SECURITIES (EXHIBIT C) (Deductions in excess of $100,000 require documentation)	2,384,806
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,668,678
2d. SIPC Net Operating Revenues	$ <83,312>
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ NONE

(to page 1, line 2.A.)

EXHIBIT "C"

PURCHASER REPRESENTATIVE'S QUESTIONNAIRE

THIS IS FOR USE BY PURCHASER REPRESENTATIVE ADVISING POTENTIAL INVESTORS ON THE RISKS AND SUITABILITY OF THIS INVESTMENT.

RK OPPORTUNITY FUND III, LLC
3737 E. Broadway
Long Beach, CA 90803

Gentlemen:

The information contained herein is being furnished to you in order for you to determine whether a sale of Shares (the "Shares") of RK OPPORTUNITY FUND III, LLC (the "Company") may be made to the following prospective Investor(s):

____

in light of the requirements of Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and/or Regulation D, Rule 506 promulgated thereunder, and similar sections of the securities laws of various states, the undersigned understands that (a) you will rely upon the information contained herein for purposes of such determination; (b) the Shares will not be registered or qualified under the Act in reliance upon the exemption from registration afforded by Section 4(2) of the Act and/or Regulation D; (c) the Shares will not be registered and/or qualified under state securities laws unless an exemption from registration or qualification does not exist in a state where the Shares will be sold, and this Questionnaire is not an offer to sell the Shares or any other securities to the undersigned Purchaser Representative.

I note you have provided to the above-named Investor a Private Placement Memorandum dated June 1, 2013 in connection with the offering of the Shares. It should be noted by you that nothing herein shall be construed as a representation by me that I have attempted to verify the information set forth in the Private Placement Memorandum;

RATHER, TO THE CONTRARY, THE SCOPE OF MY ENGAGEMENT BY, AND MY DISCUSSION WITH, THE ABOVE-NAMED INVESTOR HAVE BEEN LIMITED TO A DETERMINATION OF THE SUITABILITY OF AN INVESTMENT IN THE SHARES BY THE ABOVE-NAMED INVESTOR IN LIGHT OF SUCH INVESTOR'S PRESENT INVESTMENT CIRCUMSTANCES AS SUCH CIRCUMSTANCES HAVE BEEN PRESENTED TO ME. FOR THIS PURPOSE I HAVE ASSUMED BUT DO NOT IN ANY WAY REPRESENT OR WARRANT, EITHER TO YOU OR TO THE ABOVE-NAMED INVESTOR THAT THE INFORMATION SET FORTH IN THE PRIVATE PLACEMENT MEMORANDUM IS ACCURATE AND COMPLETE IN ALL MATERIAL RESPECTS. EACH AND EVERY STATEMENT MADE BY ME IN THE FOLLOWING PARAGRAPHS IS QUALIFIED BY REFERENCE TO THE FOREGOING.

With the above in mind, I herewith furnish you with the following information:

I. I have discussed the Private Placement Memorandum with the above-named Investor with a view to determining whether an investment in the Shares by such Investor's financial circumstances, as such circumstances have been disclosed to me by such Investor.

III. The undersigned is not an Affiliate or a director, officer, or other employee of the Managing Members except as follows. (State "No Exceptions" or set forth exceptions and give details.)

____